Exhibit 4.1

FORM OF CONFIRMATION LETTER - DISCRETIONARY LINE OF CREDIT

_____________

The Progressive Corporation
6300 Wilson Mills Rd.
Mayfield Village, OH 44143
United States of America

Attention: ____________

Re:	$___________ Discretionary Line of Credit

Dear ____________:

I am pleased to confirm that PNC Bank, National Association (the “Bank”) has approved a $____________discretionary line of credit to The Progressive Corporation (the “Company”). Advances made under the line of credit, if any, shall be due and payable as provided in the Note (defined below) or following the occurrence of an Event of Default (as defined in the Note) in accordance with the terms of the Note, but in no event later than the Expiration Date (defined below). All advances will bear interest and be subject to the terms and conditions set forth herein and in the accompanying $____________discretionary line of credit note to be executed by the Company in favor of the Bank (the “Note”). The “Expiration Date” shall mean ____________, or such later date as may be designated by the Bank by written notice from the Bank to the Borrower. The Borrower acknowledges and agrees that in no event will the Bank be under any obligation to extend or renew the line of credit or the Note beyond the Expiration Date.

This is not a committed line of credit. The Company acknowledges and agrees that advances made under this line of credit, if any, shall be made at the sole discretion of the Bank. The Bank may decline to make advances under the line at any time and for any reason without prior notice to the Company, or the Bank may terminate the line at any time and for any reason upon written notice to the Company. This letter sets forth certain terms and conditions solely to assure that the parties understand each other’s expectations and to assist the Bank in evaluating the status, on an ongoing basis, of the line of credit.

The Bank’s willingness to consider making advances under this facility is subject to the Company’s ongoing agreement (a) to furnish the Bank with its audited annual financial statements within 90 days after the end of its fiscal year, its unaudited quarterly financial statements within 75 days after the end of each fiscal quarter and such other financial information as the Bank may reasonably request from time to time promptly after receipt of each request, (b) to notify the Bank as soon as practicable following the occurrence of any default (or event which, with the passage of time or giving of notice or both, would become a default) under any other indebtedness of the Company for borrowed money, and (c) upon the Bank’s request, to furnish copies of any covenant compliance certificates prepared in connection with any such obligations.

To compensate the Bank for its periodic review and analysis of the Company’s financial condition, the Company shall pay to the Bank a non-refundable administration fee in the amount of $5,000.

Please indicate the Company’s agreement to the terms and conditions of this letter by having the enclosed copy of this letter executed where indicated and returning it to me. Prior to the making of any advances hereunder, the Company must deliver to the Bank a duly executed original of the Note and a certified copy of resolutions and an incumbency certificate, each in form and substance satisfactory to the Bank.

I am pleased to offer support for your banking needs and look forward to working with you.

Very truly yours,

PNC BANK, NATIONAL ASSOCIATION

By:__________________________________

Printed Name: _________________________

Title: ________________________________

Agreed and accepted this ___ day of __________, ______.

THE PROGRESSIVE CORPORATION

By:__________________________________

Printed Name: _________________________

Title:________________________________